COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

July 22, 2014

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I (the “Registrant”)

Active Portfolios® Multi-Manager Growth Fund (the “Fund”)

Post-Effective Amendment No. 197

File No. 2-99356; 811-04367

Dear Mr. Cowan:

This letter responds to comments received by telephone from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) on July 11, 2014 for the above-referenced Post-Effective Amendment (“Filing”). Staff comments and Fund responses are outlined below.

In the Prospectus of the Fund:

Comment 1:	Footnote (a) to the Fund’s Annual Fund Operating Expenses table states that “Other expenses for Class [__] shares have been restated to reflect contractual changes to certain fees paid by the Fund.” Please state in the footnote that the restatement reflects current fees.

Response:	The referenced disclosure will be revised accordingly.

Comment 2:	The Fund’s principal investment strategies (PIS) state that the Fund may invest in foreign securities, including emerging market securities, directly or indirectly through depositary receipts. Please consider adding a corresponding Emerging Markets Risk to the Principal Risks section of the Fund’s prospectus.

Response:	Emerging Market Securities Risk disclosure will be added into the Principal Risks section of the prospectus.

Comment 3:	The Fund’s Principal Risks section includes Sector Risk disclosure related to investment in the health care sector and technology and technology-related sector. Please disclose the Fund’s investment in these sectors in the Fund’s PIS as well.

Response:	The Fund’s PIS will be revised accordingly.

Comment 4:	The Fund’s PIS states that the Fund will not concentrate its assets in any single industry, but may from time to time invest more than 25% of its assets in companies conducting business in various industries within an economic sector. Please confirm that, notwithstanding the above disclosure, the Fund will comply with its fundamental policy with regard to concentration.

Response:	The Fund’s fundamental policy with regard to concentration is disclosed in the SAI. As such, the redundant disclosure in the PIS discussed above will be removed from the prospectus; however, we confirm that the Fund will continue to comply with its fundamental concentration policy. As noted in the response to Comment 3, the Fund will disclose its anticipated investments in particular sectors in the PIS, as well as the associated risks.

Comment 5:	The paragraph under Performance Information in the Summary of the Fund section currently states, in part, “The following bar chart and table show you how the Fund has performed in the past, and can help you understand the risks of investing in the Fund. The bar chart shows how the Fund’s performance has varied for each full calendar year shown.” Please revise this disclosure to include a statement indicating that the average annual total return table shows how the Fund’s average annual total returns for 1, 5, and 10 years compare with those of a broad measure of market performance.

Response:	The paragraph under Performance Information in the Summary of the Fund section will be revised to include the following sentence: “The table below the bar chart compares the Fund’s returns for the periods shown with benchmark performance.”

Comment 6:	The PIS in the More Information About the Fund section states that Loomis Sayles aims to invest in companies when they trade at a significant discount to the estimate of intrinsic value. Please confirm that the subadviser would not invest in a company that does not trade at a significant discount to the estimate of intrinsic value but otherwise meets the subadviser’s criteria for investment.

Response:	So confirmed.

Comment 7:	The Certain Legal Matters section states, “Additionally, Ameriprise Financial is required to make 10-Q, 10-K and, as necessary, 8-K filings with the SEC on legal and regulatory matters that relate to Ameriprise Financial and its affiliates.” Consider referencing annual and quarterly filings instead of stating the forms on which the filings are made.

Response:	The sentence will be revised as follows: “Additionally, Ameriprise Financial is required to make quarterly (10-Q), annual (10-K) and, as necessary, 8-K filings with the SEC on legal and regulatory matters that relate to Ameriprise Financial and its affiliates.”

In connection with the above-referenced Filing, the Registrant hereby acknowledges the following:

The disclosures in the Filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this Filing. The Registrant represents to the Commission that comments made by the Commission, or the Staff acting pursuant to delegated authority, or changes to disclosure in response to Staff comments in the Filing reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the Filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (212) 850-1354 or Teresa Lirio at (617) 385-9537.

Sincerely,

/s/ Megan E. Garcy

Megan E. Garcy

Associate Counsel

Ameriprise Financial, Inc.

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